Filed by Tower Semiconductor Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Filer's Commission File No. 000-24790

Subject Company: Jazz Technologies, Inc.
Commission File No. 001-32832

        The slides contained in this filing were presented to analysts on May 20, 2008, by Russell C. Ellwanger, the Chief Executive Officer of Tower Semiconductor Ltd. (“Tower”), Oren Shirazi, the Chief Financial Officer of Tower, and other executives of Tower, and Paul Pittman the Chief Financial Officer of Jazz Technologies, Inc.

Tower Semiconductor
and
Jazz Technologies

Creating the Leading Specialty Foundry

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Forward Looking Statements

The information presented today contains forward-looking statements that relate to anticipated future operating results.  Those statements are based on management’s current expectations and assumptions, which may be affected by subsequent developments and business conditions, and necessarily involve risks and uncertainties.
Therefore, there can be no assurance that actual future results will not differ materially from anticipated results.

For a discussion of risks and uncertainties that may affect the accuracy of forward-
looking statements or which may otherwise affect our business, please see the information included under the heading "Risk Factors" in our most recent filings on Forms
20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Transaction Overview

Tower Semiconductor has signed a definitive agreement to acquire
Jazz Technologies in a stock-for-stock transaction

Jazz shareholders to receive 1.8 shares of Tower for each Jazz share

Implies $40 million in value based on Tower’s closing price of $1.16

Customary closing conditions including Jazz shareholder approval

Expected to close in 2nd half 2008

Merger is expected to create the leading pure-play
specialty foundry and #7 overall pure-play foundry

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

TOWER SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Global Infrastructure

Migdal HaEmek, Israel

8” Fab & 6” Fab

Newport Beach, CA

8” Fab

Shanghai, China

HHNEC: 10% ownership

ASMC: supply  agreement

UK & Holland

Sales reps

Santa Clara, CA

Sales office

Hsinchu, Taiwan

Rep. office

Tokyo,Japan

Rep. office

UK

Sales office

200K WPY

480K WPY

~70K WPY

Total 8” equivalent capacity of

~750K WPY

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

3rd Largest Pure Play Specialty Foundry

$155

CSMC

$157

Mosel Vitelics

$170

ASMC

$335

HHNEC

$330

He Jian

$214

Grace

$185

Silterra

$350

SSMC

$410

X-Fab

$438

$486

Vanguard

$510

Dongbu

2007 Sales ($M)

Company

Tower / Jazz is Pro Forma

Source:  IC Insights 5/2008

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Post Merger Process Portfolio Lineup

Technology Node

From Jazz

From Tower

Tower/Jazz

0.35µm

BiCMOS, SiGe

Mixed Signal

Digital CMOS

0.16 / 0.13µm

SiGe

Power/BCD (40V)

0.18µm

SiGe

Mixed Signal

Digital CMOS

BCD (40V)

0.25µm

SiGe

Mixed Signal

Digital CMOS

Mixed Signal

Digital CMOS

0.50µm

Mixed Signal

Digital CMOS

Image Sensor

( X-Ray& Visible)

eNVM

eNVM

RF CMOS

RFCMOS

Image Sensor
(X-Ray & Visible)

Image Sensor
(X-Ray & Visible)

RF CMOS

BCD (40V)

RF CMOS

Power/ BCD (40V)

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Foundry Revenue Growth Y/Y

NA

1st Silicon

NA

1st Silicon

NA

Mosel-Vitelic

NA

Mosel-Vitelic

20

NA

Mosel-Vitelic

-5%

Chartered

NA

1st Silicon

-31%

Grace

19

7%

HHNEC

0%

ASMC

1%

HHNEC

-26%

Vanguard

18

15%

UMC

1%

Mosel-Vitelic

6%

Polar Semi.

-24%

Tower

17

16%

Jazz

1%

TSMC

7%

Jazz

-16%

UMC

16

17%

Polar Semi.

2%

UMC

13%

UMC

-15%

1st Silicon

15

19%

TSMC

6%

HHNEC

13%

Vanguard

-13%

Silterra

14

25%

SSMC

6%

SMIC

16%

He Jian

-10%

Jazz

13

28%

Chartered

8%

Jazz

16%

SSMC

-9%

ASMC

12

32%

He Jian

8%

SSMC

19%

TSMC

-3%

HHNEC

11

33%

SMIC

11%

Polar Semi.

19%

Silterra

-3%

CSMC Tech.

10

37%

Vanguard

12%

Dongbu

25%

SMIC

-2%

Polar Semi.

9

42%

Silterra

12%

Grace

31%

Dongbu

3%

Chartered

8

47%

Dongbu

14%

He Jian

32%

Others

7%

TSMC

7

49%

ASMC

17%

Others

35%

Chartered

8%

SSMC

6

55%

Others

19%

Silterra

44%

X-Fab

9%

He Jian

5

99%

CSMC Tech.

22%

Vanguard

46%

CSMC Tech.

14%

X-Fab

4

103%

X-Fab

24%

Tower

49%

ASMC

20%

SMIC

3

114%

Grace

36%

CSMC Tech.

91%

Grace

38%

Others

2

146%

Tower

41%

X-Fab

99%

Tower

52%

Dongbu

1

07vs05

07vs06

06vs05

05vs04

Source: The McLean Report, 2008 edition

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Diverse Customer Base

No customer overlap out of the top 20 and only three out of the top 50

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Combined Company Snapshot

TSEM (NASDAQ & Tel Aviv Stock Exchange)

Ticker

AIMS (Analog Intensive Mixed Signal)

PDK (Physical Design Kits)

Embedded Flash MTP&OTP Solutions

IP Leadership

SiGe/BiCMOS 0.35 to 0.13u

Analog CMOS/RFCMOS/BCD 0.8 to 0.16u

CMOS Image Sensor 1.0u - 0.18u

CMOS 1.0u to 0.13u

Process
Technologies

Three fully owned (US and Israel), equity stake and partnership in
Chinese fabs  - ~750,000 annual wafer capacity (8” equivalents)

Fabs

2,100

Employees

Migdal Haemek, Israel

Headquarters

Combined trailing twelve months (TTM) revenues of $443 million

Impressive cash flow generation with $79 million of TTM EBITDA

Substantial, revenue and cost savings of up to $40 million annually

Improved leverage ratios

Key Financial Highlights

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this document and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. Tower does not intend to update, and expressly disclaims any obligation to update, the information contained in this document.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.